E.6

SEC

19005836

AN

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69829

SEC Mail Processing
FEB 27 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Annexus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14275 N. 87th Street, Suite 115
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Lepore 480-321-8992
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Mall, West Tower, Ste. 1100 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Lepore, Chief Compliance Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Annexus Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stacy McKinley
Notary Public - Arizona
Maricopa County
My Commission Expires
January 7, 2021

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Member of Annexus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Annexus Securities, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annexus Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Annexus Securities, LLC's financial statements. The Supplemental Information is the responsibility of Annexus Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
February 25, 2019

ANNEXUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$ 116,306
Prepaid expenses and other assets	18,020
TOTAL ASSETS	$ 134,326

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due from related parties	$ 40,741
TOTAL LIABILITIES	40,741
MEMBER'S EQUITY	93,585
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 134,326

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	$	-
EXPENSES		
Compensation and benefits	$	96,157
Management fees		42,699
Office expenses		10,067
Trademark fee		12,000
Occupancy		49,374
Taxes and licenses		14,961
Insurance		1,481
Professional and consulting fees		80,550
Travel and entertainment		88
Education and training		4,513
Other		60
TOTAL EXPENSES		311,950
NET LOSS	$	(311,950)

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCE - JANUARY 1, 2018	$	180,535
Capital contributions by member		225,000
Net loss		(311,950)
BALANCE - DECEMBER 31, 2018	$	93,585

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net loss	$ (311,950)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Prepaid expenses and other assets	(5,099)
Decrease in operating liabilities:	
Due to related parties	(19,100)
Total Adjustments	(24,199)
NET CASH USED IN OPERATING ACTIVITIES	(336,149)
FINANCING ACTIVITIES	
Capital contributions by member	225,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	225,000
NET DECREASE IN CASH	(111,149)
CASH - beginning of year	227,455
CASH - end of year	$ 116,306

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Annexus Securities, LLC (the "Company") is an Arizona limited liability company, which is wholly owned by Annexus Holding LLLP ("Holdings"), an Arizona limited liability limited partnership.

The Company was formed in 2016 to provide innovative retirement solutions to individuals. The products that the Company intends to sell remain in development and therefore, no revenue has been recognized by the Company since inception. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 (k)(2)(i) of the United States Securities and Exchange Commission ("SEC"). The Company operates as a securities broker-dealer, marketing registered annuities and other investment products to its wholesaler clients. The Company is headquartered in Scottsdale, Arizona.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("Management") such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of employee headcount and resources utilized. All appropriate allocations have been made for the year ended December 31, 2018 and are included in the accompanying financial statements.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for Management employees working on Company business are allocated to the Company in accordance with the expense sharing agreement.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

The Company's results of operations for the year ended December 31, 2018, are included in Holdings federal income tax return. For state income tax purposes, the Company's results of operations are included in Holdings state income tax return. The Company does not have a formal tax sharing agreement in place with Holdings for 2018.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements. The Company is subject to federal and state income tax examinations for taxable years since inception.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2018 and February 25, 2019, the date the Company's financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Authoritative Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We adopted the new standard effective January 1, 2019 and will use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We elected the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We elected all of the new standard's available transition practical expedients.

This standard will have a material effect on our financial statements. While we continue to assess all of the effects of adoption, we currently believe the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on our balance sheet for our real estate operating leases; and (2) providing significant new disclosures about our leasing activities. There has been no significant change in our leasing activities between now and adoption.

We currently expect to recognize additional operating liabilities of approximately $85,500, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The new standard also provides practical expedients for an entity's ongoing accounting. We currently expect to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also currently expect to elect the practical expedient to not separate lease and non-lease components for all of our leases.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The Company will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has adopted the provision of the new standard effective January 1, 2018, however, no revenues were earned or recognized for the year ended December 31, 2018.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company intends to engage in various marketing and wholesaling activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company's policy is periodically to review the credit standing of each issuer.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

During 2018, Management paid various expenses on behalf of the Company. Expenses with affiliates totaled $46,170 for rent included in occupancy on the statement of operations. Other expenses with affiliates include salaries and benefits of $96,157 for a shared employee who acts as the Company's compliance officer and $42,699 of management fees. These management fees are described in detail in Note 2 under the expense sharing agreement and relate to general and administrative expenses. As of December 31, 2018, net payable to Management totaled $40,741.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space in Scottsdale, Arizona from an affiliated company under a cancelable operating lease that expires July 31, 2023. The lease has the option for up to two renewals of two years each. Total rent expense incurred under the lease for the year ended December 31, 2018, amounted to $46,170.

Future minimum lease payments required under the lease as of December 31, 2018 follow:

Year Ending December 31,		
2019	$	20,449
2020		20,858
2021		21,275
2022		21,700
2023		12,805
Total	$	97,087

From time to time the Company is involved or may be involved in legal proceedings, the outcome of which is uncertain, but are not considered to have a material effect on the financial statements.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had regulatory net capital of $75,565, which was $70,565 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 54%.

NOTE 7 - EMPLOYEE BENEFIT PLAN

Management sponsors a 401(k) plan for the benefit of employees. During the year ended December 31, 2018 $2,940 related to matching contributions to the plan were charged to operations.

NOTE 8 - TRADEMARK AGREEMENT

On January 1, 2017, the Company entered into a cancelable trademark license agreement with The Annexus Group, LLC ("Group"), a related party, to use various names and marketing slogans. The agreement originally required the Company to pay a royalty fee of $10,000 per month commencing on February 1, 2017 through January 31, 2018. During 2017, Group waived the licensing fee. Effective January 1, 2018, the agreement was amended for the Company to pay a royalty fee of $1,000 per month. The agreement will automatically renew for nine additional one-year terms. During the year ended December 31, 2018, $12,000 related to licensing fees were included in the statement of operations.

SUPPLEMENTARY INFORMATION

ANNEXUS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Net Capital		
Total member's equity from the Statement of Financial Condition	$	93,585
Nonallowable assets from the Statement of Financial Condition		(18,020)
Haircuts		-
Net capital before haircuts		75,565
Net Capital	$	75,565
Total aggregate indebtedness	$	40,741
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	5,000
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	70,565
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	69,565
Percentage of aggregate indebtedness to net capital		54

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

ANNEXUS SECURITIES, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

Annexus Securities, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(i) of the Rule.

ANNEXUS SECURITIES, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2018

Annexus Securities, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(i) of the Rule.

ANNEXUS SECURITIES, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2018

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's Part II (unaudited Focus report)	$	75,565
Net audit adjustments		-
Net capital per audit	$	75,565

ANNEXUS SECURITIES, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2018

No differences were found.

ANNEXUS SECURITIES, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

DECEMBER 31, 2018

None

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Member of Annexus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Annexus Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Annexus Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the exemption provisions) and (b) Annexus Securities, LLC stated that Annexus Securities, LLC met the identified exemption provisions throughout the most recent fiscal period ended December 31, 2018, without exception. Annexus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Annexus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Minneapolis, Minnesota
February 25, 2019

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2018

I, Kenneth Lepore, CCO, certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Annexus Securities, LLC (CRD 285198), are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(i) of the Rule, for the fiscal period referenced above.

  Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Annexus Securities, LLC".

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(i), without exception. The Firm does not handle customers transactions, funds nor securities and only wholesales its securities business through other registered broker/dealers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(i) for the fiscal period referenced above.

Annexus Securities, LLC

By: [signature]

Kenneth Lepore, CCO

1-7-19

Date